Exhibit 21

List of Subsidiaries

Name	State or Country of Incorporation or Organization
Superior Essex Holding Corp.	Delaware
Superior Essex Communications LP	Delaware
Essex International Inc.	Delaware
Essex Group, Inc. (Michigan)	Michigan
Essex Group, Inc. (Delaware)	Delaware
Essex Group Mexico Inc.	Delaware
Essex International Ltd.	United Kingdom
Grupo Essex de Mexico de R.L. de C.V.	Mexico
Essex Nexans Europe S.A.S.	France
Nexans Winding Wires S.A.S.	France
Lacroix & Kress Winding Wires GmbH	Germany
SE Holdings, C.V.	Netherlands